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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A

                                (Amendment No. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               DELPHI CORPORATION
                               ------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    247126105
                                 --------------
                                 (Cusip Number)

                                 Kenneth Maiman
                            Appaloosa Management L.P.
                           26 Main Street, First Floor
                                Chatham, NJ 07928
                                 (973) 701-7000
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  July 31, 2006
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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                                  Page 1 of 11

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

------ -------------------------------------------------------------------------
 1     NAME OF REPORTING PERSONS
       Appaloosa Investment Limited Partnership I

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       22-3220838
------ -------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]
------ -------------------------------------------------------------------------
 3     SEC USE ONLY
------ -------------------------------------------------------------------------
 4     SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
 5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]
------ -------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------------- ------- ----------------------------------------
NUMBER OF SHARES                 7      SOLE VOTING POWER
BENEFICIALLY OWNED                      0
BY EACH REPORTING               ------- ----------------------------------------
PERSON WITH                      8      SHARED VOTING POWER
                                        27,716,000
                                ------- ----------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        0
                                ------- ----------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        27,716,000
------ -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
       27,716,000
------ -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.93%
------ -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON
       PN
------ -------------------------------------------------------------------------

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

------ -------------------------------------------------------------------------
 1     NAME OF REPORTING PERSONS
       Palomino Fund Ltd.

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       98-0150431
------ -------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]
------ -------------------------------------------------------------------------
 3     SEC USE ONLY
------ -------------------------------------------------------------------------
 4     SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
 5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]
------ -------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       British Virgin Islands
------------------------------- ------- ----------------------------------------
NUMBER OF SHARES                 7      SOLE VOTING POWER
BENEFICIALLY OWNED                      0
BY EACH REPORTING               ------- ----------------------------------------
PERSON WITH                      8      SHARED VOTING POWER
                                        24,284,000
                                ------- ----------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        0
                                ------- ----------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        24,284,000
------ -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
       24,284,000
------ -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.32%
------ -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON
       CO
------ -------------------------------------------------------------------------

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

------ -------------------------------------------------------------------------
 1     NAME OF REPORTING PERSONS
       Appaloosa Management L.P.

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       22-3220835
------ -------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]
------ -------------------------------------------------------------------------
 3     SEC USE ONLY
------ -------------------------------------------------------------------------
 4     SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
 5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]
------ -------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------------- ------- ----------------------------------------
NUMBER OF SHARES                 7      SOLE VOTING POWER
BENEFICIALLY OWNED                      0
BY EACH REPORTING               ------- ----------------------------------------
PERSON WITH                      8      SHARED VOTING POWER
                                        52,000,000
                                ------- ----------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        0
                                ------- ----------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        52,000,000
------ -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
       52,000,000
------ -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.25%
------ -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON
       PN
------ -------------------------------------------------------------------------

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

------ -------------------------------------------------------------------------
 1     NAME OF REPORTING PERSONS
       Appaloosa Partners Inc.

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       22-3220833
------ -------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]
------ -------------------------------------------------------------------------
 3     SEC USE ONLY
------ -------------------------------------------------------------------------
 4     SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
 5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]
------ -------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------------- ------- ----------------------------------------
NUMBER OF SHARES                 7      SOLE VOTING POWER
BENEFICIALLY OWNED                      0
BY EACH REPORTING               ------- ----------------------------------------
PERSON WITH                      8      SHARED VOTING POWER
                                        52,000,000
                                ------- ----------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        0
                                ------- ----------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        52,000,000
------ -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
       52,000,000
------ -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.25%
------ -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON
       CO
------ -------------------------------------------------------------------------

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

------ -------------------------------------------------------------------------
 1     NAME OF REPORTING PERSONS
       David A. Tepper

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

------ -------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]
------ -------------------------------------------------------------------------
 3     SEC USE ONLY
------ -------------------------------------------------------------------------
 4     SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
 5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]
------ -------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America
------------------------------- ------- ----------------------------------------
NUMBER OF SHARES                 7      SOLE VOTING POWER
BENEFICIALLY OWNED                      0
BY EACH REPORTING               ------- ----------------------------------------
PERSON WITH                      8      SHARED VOTING POWER
                                        52,000,000
                                ------- ----------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        0
                                ------- ----------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        52,000,000
------ -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
       52,000,000
------ -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.25%
------ -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON
       IN
------ -------------------------------------------------------------------------

     This Amendment No. 1 (this "Amendment") to the Schedule 13D filed on
March 16, 2006 by the Reporting Persons (the "Schedule 13D") relates to the common stock, $0.01 par value per share (the "Common Stock"), of Delphi Corporation, a Delaware corporation (the "Issuer"), and is being filed to amend the Schedule 13D as specifically set forth below.

     The information set forth in the Exhibits to this Amendment is hereby expressly incorporated herein by reference, and the responses to each item of this Amendment are qualified in their entirety by the provisions of such Exhibits. Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D, and unless otherwise amended hereby, all information previously filed remains in effect.

     ITEM 4 IS AMENDED AND RESTATED AS FOLLOWS:

     The acquisition of the shares of Common Stock beneficially owned by the Reporting Persons was for investment purposes. On March 15, 2006, in its capacity as a stockholder, Appaloosa Management L.P. ("Appaloosa") sent a letter to the Issuer's board of directors expressing concerns over the current management of the Issuer in connection with the commencement and prosecution of the Issuer's case under chapter 11 of the Bankruptcy Code (the "March 15th Letter"). As described below, Appaloosa has withdrawn this letter.

     On July 31, 2006, Appaloosa and the Issuer entered into a Confidential Information, Standstill and Nondisclosure Agreement (the "Confidentiality Agreement"), a copy of which is attached hereto as Exhibit 3. Pursuant to the terms of the Confidentiality Agreement, the Issuer may furnish to Appaloosa certain non-public, confidential and/or proprietary information pertaining to the Issuer which is reasonably necessary in order for Appaloosa to evaluate a possible negotiated business arrangement involving the Issuer in its reorganization case under chapter 11 of the Bankruptcy Code. Subject to customary exceptions, Appaloosa agrees to keep the Evaluation Material (as defined in the Confidentiality Agreement) strictly confidential. Prior to the Release Date (as defined in the Confidentiality Agreement), unless otherwise agreed to by the Issuer in writing, Appaloosa agrees to engage in discussions and negotiate exclusively with the Issuer and its legal and financial advisors with respect to a possible negotiated business arrangement involving the Issuer. In addition, in accordance with the Confidentiality Agreement, Appaloosa has withdrawn the March 15th Letter and agreed not to take certain other actions, as more fully described in the Confidentiality Agreement.

     Appaloosa has had conversations, and plans to have additional conversations, with representatives of the Issuer with respect to a possible negotiated business arrangement involving the Issuer and other matters. No assurances can be given that any possible negotiated business arrangement involving the Issuer will be proposed, or if proposed, consummated.

     On July 31, 2006, Appaloosa engaged UBS Securities LLC ("UBS") as lead financial advisor and lead capital markets advisor and engaged Merrill Lynch & Co. ("Merrill Lynch") as an additional financial advisor, in each case in connection with any potential restructuring, acquisition or other transaction involving the Issuer. Pursuant to the engagement letters, the financial advisors are to be given an opportunity to participate in any debt or equity financing transaction involving the Issuer that is sponsored by Appaloosa and not financed by Appaloosa. Copies of the engagement letters are attached hereto as Exhibits 4 and 5.

     Except as described in this Item 4 or otherwise described in this Statement, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended. Each of the Reporting Persons reserves the right, in light of its or his ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its or his business objectives and other relevant factors, to change its or his plans and intentions at any time, as it or he deems appropriate. In particular, and without limiting the generality of the foregoing (but subject to the terms of the Confidentiality Agreement), any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Common Stock by the Securities Act of 1933, as amended, or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Issuer, (ii) sell or transfer shares of Common Stock or other securities beneficially owned by them from time to time in public or private transactions and (iii) cause any of the Reporting Persons to distribute in kind to their respective stockholders, partners or members, as the case may be, shares of Common Stock or other securities owned by such Reporting Persons.

     ITEM 6 IS AMENDED AND RESTATED AS FOLLOWS:

     On July 31, 2006, Appaloosa and the Issuer entered into a Confidential Information, Standstill and Nondisclosure Agreement, a copy of which is attached hereto as Exhibit 3. Harbinger Capital Partners Master Fund I, Ltd. ("Harbinger") is also a party to the Confidentiality Agreement.

     On July 31, 2006, Appaloosa engaged UBS as lead financial advisor and lead capital markets advisor and engaged Merrill Lynch as an additional financial advisor, in each case in connection with any potential restructuring, acquisition or other transaction involving the Issuer. Pursuant to the engagement letters, the financial advisors are to be given an opportunity to participate in any debt or equity financing transaction involving the Issuer that is sponsored by Appaloosa and not financed by Appaloosa. Harbinger is also a party to these engagement letters. Copies of the engagement letters are attached hereto as Exhibits 4 and 5.

     The Reporting Persons disclaim membership in a "group" (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with any of the other parties to the agreements described above.

     Other than as described in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

     ITEM 7 IS AMENDED TO ADD THE FOLLOWING EXHIBITS:

Exhibit No.   Description
-----------   ------------------------------------------------------------------

     3 Confidential Information, Standstill and Nondisclosure Agreement, by and among Appaloosa Management L.P., Harbinger Capital Partners Master Fund I, Ltd. and Delphi Corporation, dated July 31, 2006

     4 Engagement Letter, by and among Appaloosa Management L.P., Harbinger Capital Partners Master Fund I, Ltd. and UBS Securities LLC, dated July 31, 2006

     5 Engagement Letter, by and among Appaloosa Management L.P., Harbinger Capital Partners Master Fund I, Ltd. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated July 31, 2006

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2006

                                                  APPALOOSA INVESTMENT LIMITED
                                                  PARTNERSHIP I

                                                  By: APPALOOSA MANAGEMENT L.P.,
                                                  Its General Partner

                                                  By: APPALOOSA PARTNERS INC.,
                                                  Its General Partner


                                                  By:    /s/ David A. Tepper
                                                         -----------------------
                                                  Name:  David A. Tepper
                                                  Title: President

                                                  PALOMINO FUND LTD.

                                                  By: APPALOOSA MANAGEMENT L.P.,
                                                  Its Investment Adviser

                                                  By: APPALOOSA PARTNERS INC.,
                                                  Its General Partner


                                                  By:    /s/ David A. Tepper
                                                         -----------------------
                                                  Name:  David A. Tepper
                                                  Title: President

                                                  APPALOOSA MANAGEMENT L.P.

                                                  By: APPALOOSA PARTNERS INC.,
                                                  Its General Partner


                                                  By:    /s/ David A. Tepper
                                                         -----------------------
                                                  Name:  David A. Tepper
                                                  Title: President

                                                  APPALOOSA PARTNERS INC.


                                                  By:    /s/ David A. Tepper
                                                         -----------------------
                                                  Name:  David A. Tepper
                                                  Title: President

                                                         /s/ David A. Tepper
                                                         -----------------------
                                                         David A. Tepper

                                  Page 11 of 11